Exhibit 21.1
LIST OF SUBSIDIARIES OF LEVEL ONE BANCORP, INC.

Subsidiary	Organized Under Laws of	Percent Owned by the Company
Level One Bank	State of Michigan	100%
Hamilton Court Insurance Company (1)	State of Nevada	100%
Property Management Advisors, Inc.	State of Michigan	100% owned by the Bank
30095 Northwestern Highway, LLC	State of Michigan	100% owned by the Bank
(1) Hamilton Court Insurance Company dissolved as of January 19, 2021.